RITE AID CORPORATION

30 Hunter Lane

Camp Hill, Pennsylvania 17011

August 24, 2009

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Friedler

Re:          Rite Aid Corporation (the “Company”)

Registration Statement on Form S-4 (File No. 333-161037)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-161037) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Standard Time on August 26, 2009 or as soon as practicable thereafter.

Pursuant to your August 11, 2009 letter to the Company, we hereby acknowledge the following:

The registrant represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The registrant also represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

/s/ Marc A. Strassler
By:	Marc A. Strassler
Title:	Executive Vice President,
General Counsel and Secretary